EXHIBIT (a)(i)(vii)

                              Saker Holdings Corp.
                       922 Highway 33, Suite 1, Building 6
                           Freehold, New Jersey 07728
                            Telephone: (732) 462-4700

                                  June __, 2006

To the Shareholders of Foodarama Supermarkets, Inc.:

      Enclosed are materials in connection with a tender offer by Saker Holdings Corp., a newly formed Delaware corporation owned by Richard J. Saker, the Chief Executive Officer and President of Foodarama Supermarkets, Inc., a New Jersey corporation ("Foodarama"), Joseph J. Saker, the Chairman of the Board of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama and four other members of the family of Joseph J. Saker (the "Purchaser Group"). Pursuant to this tender offer, Saker Holdings Corp. is offering to purchase your shares of Foodarama's common stock for a price of $53.00 per share in cash. In order to sell your shares to Saker Holdings Corp., you must "tender" your shares in accordance with the procedures set forth in the enclosed materials.

      This is a "going private" transaction. The purpose of the tender offer is for Saker Holdings Corp. to purchase as many outstanding shares of Foodarama's common stock as possible as a first step in acquiring the entire equity interest in Foodarama. If certain conditions are satisfied, but less than all of the outstanding shares of Foodrama's common stock are tendered, then Saker Holdings Corp. will complete a share exchange (the "Share Exchange") pursuant to which each outstanding share of Foodarama's common stock not otherwise tendered in the tender offer will be exchanged for one share of common stock of FSM-Delaware, Inc., a newly formed Delaware corporation that is a wholly owned subsidiary of Foodarama ("FSM-Delaware"), and Foodarama will become a wholly owned subsidiary of FSM-Delaware. Shortly after the completion of the Share Exchange, Saker Holdings Corp. will effect a merger between Saker Holdings Corp. and FSM-Delaware, without a vote of the board of directors or shareholders of FSM-Delaware under the "short form" merger provision of the Delaware Business Corporation Act, whereby FSM-Delaware will be merged with and into Saker Holding Corp., and any Foodarama shareholder that did not tender shares in the tender offer will receive $53 per share in cash for the FSM-Delaware shares as a result of the merger, subject to their right to exercise appraisal rights under the Delaware General Corporation Law. Foodarama and FSM-Delaware have mailed to the shareholders of Foodarama at approximately the same time as this package a Notice of Special Meeting, Proxy Statement/Prospectus and proxy for a special meeting of shareholders currently scheduled for June __, 2006 at which shareholders of Foodarama will be asked to vote in favor of the Share Exchange.

      The Purchaser Group believes that it is in the best long-term interest of Foodarama to consummate the tender offer because, among other reasons, being a private company will allow Foodarama's management to focus on long-term business goals and eliminate increased


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disclosure burdens and increased costs associated with being a public company subject to applicable federal securities laws and regulations.

      The enclosed tender offer materials include an Offer to Purchase and a Letter of Transmittal for use in tendering your shares. These documents set forth more fully the terms and conditions of the tender offer and the merger.

      We urge you to read the enclosed tender offer materials (along with the solicitation/ recommendation statement on Schedule 14D-9, which Foodarama is required to file with the U.S. Securities and Exchange Commission and send to you within 10 days of the date of the tender offer) in their entirety and consider them carefully before deciding whether to tender your shares as they contain important information. You must make your own decision as to the acceptability of the offer, and you should consult your own financial and legal advisors and make such other investigations concerning the offer and the merger as you deem necessary.

      Questions and requests for assistance may be directed to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or call (212) 929-5500 (Call Collect) or (800) 322-2885 (Call Toll-Free).

                                             Sincerely,


                                             Richard J. Saker
                                             President, Saker Holdings Corp.


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